Filed Pursuant to Rule 433

Registration No. 333-168509

Pricing Term Sheet

February 13, 2012

Chesapeake Energy Corporation

$1,300,000,000 aggregate principal amount of 6.775% Senior Notes due 2019

The following information supplements the Preliminary Prospectus Supplement, dated February 13, 2012, filed pursuant to Rule 424, Registration Statement No. 333-168509.

Issuer:	Chesapeake Energy Corporation

Aggregate principal amount offered:	$1,300,000,000 principal amount of 6.775% Senior Notes due 2019

Ranking:	Senior unsecured

Coupon:	6.775%

Maturity:	March 15, 2019

Price to public:	98.750% of principal amount

Gross Proceeds to Issuer:	$1,283,750,000

Yield to Maturity:	7.000%

Spread to Benchmark Treasury:	+562 basis points

Benchmark Treasury:	UST 1.25% due January 31, 2019

Gross Spread:	1.625%

Use of proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes. Pending such use, it plans to use the net proceeds of this offering to repay amounts outstanding under its corporate revolving bank credit facility.

Interest payment dates:	March 15 and September 15 of each year, commencing September 15, 2012

Record dates:	March 1 and September 1

Special early redemption:	At any time from and including November 15, 2012 to and including March 15, 2013 (the “Early Redemption Period”), the notes will be redeemable at the issuer’s option in whole, or from time to time in part, at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes to be redeemed to the date of redemption; provided that after any redemption of the notes in part (and not in whole) pursuant to this redemption provision, at least $250 million aggregate principal amount of the notes must remain outstanding. The issuer may redeem the notes pursuant to the special early redemption provisions so long as the notice of redemption is given during the Early Redemption Period.

Make-whole redemption:	At any time after March 15, 2013 to the maturity date at Treasury Rate plus 50 basis points.

Certain pro forma debt information:	On a pro forma as adjusted basis, as of September 30, 2011, after giving effect to the transactions described in the preliminary prospectus supplement under the heading “Capitalization,” including the completion of the offering and the application of the net proceeds therefrom, the amount set forth on pages S-7, S-23 and S-32 of the preliminary prospectus supplement of long-term indebtedness outstanding consisting of senior notes issued by Chesapeake Energy Corporation and the amount set forth on pages S-7, S-23, S-27 and S-32 consisting of secured borrowings outstanding under Chesapeake’s corporate revolving bank credit facility would have been $10.005 billion and $78 million, respectively, after giving effect to the actual aggregate principal amount of the notes offered hereby.

Conflicts of Interest:	Because affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc. and certain of the other underwriters will receive 5% or more of the net proceeds of this offering, this offering is being made in compliance with Rule 5121 of the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, Morgan Stanley & Co. LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. No underwriter having a conflict of interest under FINRA Rule 5121 will confirm sales to any account over which the underwriter exercises discretionary authority without the specific written approval of the accountholder.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBS Securities Inc.

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

DNB Markets, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:

Lloyds Securities, Inc.

Macquarie Capital (USA) Inc.

Nomura Securities International, Inc.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Trade date:	February 13, 2012

Settlement date:	February 16, 2012 (T+3)

CUSIP:	165167 CH8

ISIN:	US165167CH82

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (866) 718-1649.